GEOCOM RESOURCES INC.

February 17, 2008

John Cannarella

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C.  20549-7010

Re:

Geocom File No. 000-49621

Dear Mr. Cannarelli:

To follow my voice mail to you earlier today, this is to confirm that we have received your letter of additional comments.  We will respond with our revisions, changes, and comments by March 6, 2008.

Sincerely,

John E. Hiner

President & CEO

Suite 413, 114 West Magnolia Street, Bellingham, WA 98225

Ph (360) 392-2898   *   Fx (360) 733-3941

Email:     info@geocom-resources.com

Website:     www.geocom-resources.com